                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

                        TIE/communications, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                872464102
                             (CUSIP Number)

                       Charles Evans Gerber, Esq.
                         Neal Gerber & Eisenberg
                         2 North LaSalle Street
                               Suite 2200
                         Chicago, Illinois 60602
                             (312) 269-8000
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            September 5, 1995
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)



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1.   NAME OF REPORTING PERSON

          The Pritzker Family Philanthropic Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [   ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois


NUMBER              7.    SOLE VOTING POWER
OF                              -0-
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                        1,197,788
EACH
REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                          -0-
WITH
                    10.   SHARED DISPOSITIVE POWER
                                1,197,788

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,197,788

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.0%

14.   TYPE OF REPORTING PERSON

          CO, EP






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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN
_____________________________________________

Capitalized terms not otherwise defined herein are deemed to have the same meanings ascribed to them in the initial Schedule 13D.

Item 1.   Security and Issuer.
          ___________________

               The principal executive offices of the Company are located at 8500 West 110th Street, Overland Park, KS 66210.


Item 5.   Interest in Securities of the Issuer.
          ____________________________________


Item 6.   Contracts, Arrangements, Understandings or Relationships With
          _____________________________________________________________

          Respect to Securities of the Issuer.
          ___________________________________


               On September 5, 1995, the Fund entered into a Stockholders
         Option Agreement (the "Option Agreement") among TIE Acquisition
         Co. ("Buyer"), the Fund and Marmon Holdings, Inc., a Delaware corporation ("Marmon" and, together with the Fund, the "Principal Stockholders") pursuant to which each of the Principal Stockholders (a) granted to Buyer an irrevocable option (collectively, the "Options"), exercisable under certain circumstances described below, to purchase all of the shares of Common Stock the Company owned or hereafter acquired by such Principal Stockholder at a purchase price of $8.60 per share of Common Stock, (b) agreed to tender (and, without prior written notification to Buyer, not withdraw) all of its Common Stock pursuant to and in accordance with the terms of a tender offer (the "Offer") to be made by Buyer pursuant to the terms of an Agreement and Plan of Merger (the "Merger
         Agreement"), dated as of September 5, 1995, among the Company, Buyer and TIE Merger Co., a wholly-owned subsidiary of Buyer, and (c) granted to Buyer an irrevocable proxy to vote such Principal Stockholder's Common Stock (i) in favor of the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement
         (other than the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (as defined in the Merger Agreement) or the Offer.

               The Options are exercisable by Buyer, in whole only and together only, at any time prior to the later to occur of (i) the tenth business day after the termination of the Merger Agreement as a result of the occurrence of one of the events described in Section 8.03(a)(i), (ii), (iv) or (v) of the Merger Agreement and (i) the third business day following the date on which all waiting


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          periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder applicable to the exercise of the Options shall have expired or have been earlier terminated.

               Pursuant to the Option Agreement, each of the Principal Stockholders has agreed that it will not, without the prior written consent of Buyer, grant any proxies or enter into any voting trust or other agreements or arrangements with respect to its Common Stock or acquire, sell or encumber any of such Common Stock. Each Principal Stockholder has also agreed not to (i) seek or solicit any such acquisition, sale or encumbrance of its Common Stock or (ii) initiate, solicit, encourage or knowingly facilitate any inquiries or the making or any proposals regarding any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company, and to notify Buyer if it is approached or solicited or receives any communications with respect to any of the foregoing.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit 99.1: Stockholders Option Agreement among Buyer, Marmon and the Fund.

          Exhibit 99.2: Agreement and Plan of Merger among the Company, TIE Acquisition Co. and TIE Merger Co.

                                SIGNATURE
                                _________

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      September 12, 1995

                                   THE PRITZKER FAMILY PHILANTHROPIC FUND,
                                   an Illinois not-for-profit corporation



                                   By: /s/ Glen Miller
                                      -------------------------------
                                      Glen Miller, Treasurer